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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Corcept Therapeutics Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
218352102
(CUSIP Number)
James Coyne King, Esq.
Hanify & King, P.C.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Paperboy Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC and SC and OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,818,823(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,818,823(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,818,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) 584,763 shares of the Issuer’s Common Stock received by Paperboy Ventures, LLC in exchange for shares of a privately-held company pursuant to a Stock Exchange Agreement, dated July 28, 2008, by and between Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd., and Paperboy Ventures, LLC, among others, for which the parties agreed that the Issuer's Common Stock would be valued consistent with the market price. (The July 28, 2008 closing price on the NASDAQ Capital Market was $1.98 per share.)
(2) Directly owned by Paperboy Ventures, LLC, a Delaware limited liability company. Mr. Allen Andersson is the sole member of Paperboy Ventures, LLC and may be deemed to have shared voting and dispositive power with respect to such shares.

This Amendment No. 4 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2007 and amended on November 13, 2007, December 27, 2007 and March 25, 2008 by and on behalf of Paperboy Ventures, LLC, a Delaware limited liability company with respect to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 149 Commonwealth Drive, Menlo Park, California 94025. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated March 28, 2008 shall remain unchanged.
ITEM 3. Source and Amount of Funds or Other Consideration
On November 11, 2008, the Reporting Person acquired 209,655 shares of the Issuer’s Common Stock from the Issuer pursuant to the Amendment to Registration Rights Agreement dated November 11, 2008 in full satisfaction of cash liquidated damages owed under the Registration Rights Agreement dated as of March 14, 2008. The shares of Common Stock were valued at $1.45 per share, the closing marked price of the Issuer’s Common Stock on the NASDAQ Capital Market on November 11, 2008.
On November 19, 2008, the Reporting Person received 584,763 shares of the Issuer’s Common Stock in exchange for shares of a privately-held company pursuant to a Stock Exchange Agreement, dated July 28, 2008, by and between Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd., and the Reporting Person, among others, for which the parties agreed that the Issuer’s Common Stock would be valued consistent with the market price. (The July 28, 2008 closing price on the NASDAQ Capital Market was $1.98 per share.)
ITEM 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for general investment purposes. In addition, the Reporting Person may from time to time, depending on the prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer.
Except as set forth on this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of Issuer
(a) According to the Vice President and Controller of the Issuer, there were 49,763,206 shares of the Issuer’s Common Stock issued and outstanding. The Reporting Person may be deemed to beneficially own 12,818,823 shares of Common Stock of the Issuer, along with sole member Allen Andersson, representing approximately 25.2% of the issued and outstanding shares of such class, assuming all warrants are exercised in full.
Of the 12,818,823 shares of Common Stock beneficially owned by the Reporting Person, 1,059,135 are subject to warrants that may be acquired and exercised at any time by Paperboy Ventures, LLC.
(b) The Reporting Person has the sole power to vote and dispose of -0- shares. The Reporting Person has the shared power to vote and dispose of 12,818,823 shares. The Reporting Person may be deemed to have shared voting power with Allen Andersson with respect to such shares.

(c) In the last sixty days the Reporting Person has not purchased any additional shares of the Issuer’s Common Stock in the open market, but did (i) receive 209,655 shares of the Issuer’s Common Stock from the Issuer on November 11, 2008 pursuant to the Amendment to Registration Rights Agreement dated November 11, 2008 in full satisfaction of cash liquidated damages owed under the Registration Rights Agreement dated as of March 14, 2008, for which the shares of Common Stock were valued at $1.45 per share, the closing marked price of the Issuer’s Common Stock on the NASDAQ Capital Market on November 11, 2008 and (ii) on November 19, 2008, received 584,763 shares of the Issuer’s Common Stock in exchange for shares of a privately-held company pursuant to a Stock Exchange Agreement, dated July 28, 2008, by and between Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd., and the Reporting Person, among others, for which the parties agreed that the Issuer’s Common Stock would be valued consistent with the market price (and the July 28, 2008 closing price on the NASDAQ Capital Market was $1.98 per share).
(d) Not applicable.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 11, 2008, the Reporting Person acquired 209,655 shares of the Issuer’s Common Stock from the Issuer pursuant to the Amendment to Registration Rights Agreement dated November 11, 2008 in full satisfaction of cash liquidated damages owed under the Registration Rights Agreement dated as of March 14, 2008. The shares of Common Stock were valued at $1.45 per share, the closing marked price of the Issuer’s Common Stock on the NASDAQ Capital Market on November 11, 2008.
On November 19, 2008, the Reporting Person received 584,763 shares of the Issuer’s Common Stock in exchange for shares of a privately-held company pursuant to (i) a Stock Exchange Agreement, dated July 28, 2008, by and between Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd., the Reporting Person and Five Blue Stars Foundation, Inc. and (ii) an Assignment of Rights and Responsibilities under the Stock Exchange Agreement, by and among the Reporting Person and Five Blue Stars Foundation, Inc., for which the parties to both agreed that the Issuer’s Common Stock would be valued consistent with the market price. (The July 28, 2008 closing price on the NASDAQ Capital Market was $1.98 per share.)
Except as disclosed herein, there are no contracts, arrangements, understandings or relations (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issue, including, but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to Be Filed as Exhibits

Exhibit A:	Stock Exchange Agreement dated July 28, 2008, by and between Paperboy Ventures, LLC, Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd. and Five Blue Stars Foundation, Inc.

Exhibit B:	Assignment of Rights and Responsibilities under the Stock Exchange Agreement dated November 19, 2008, by and among Paperboy Ventures, LLC and Five Blue Stars Foundation, Inc.

Exhibit C:	Form of Amendment to Registration Rights Agreement dated November 11, 2008, by and between the Issuer and the investors signatory thereto

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 20, 2008
/s/ Paperboy Ventures, LLC by Allen Andersson, Member

EXHIBIT INDEX

Exhibit
No.	Description

Exhibit A:	Stock Exchange Agreement dated July 28, 2008, by and between Paperboy Ventures, LLC, Maverick Fund, L.D.C., Maverick Fund USA, Ltd., Maverick Fund II, Ltd. and Five Blue Stars Foundation, Inc.

Exhibit B:	Assignment of Rights and Responsibilities under the Stock Exchange Agreement dated November 19, 2008, by and among Paperboy Ventures, LLC and Five Blue Stars Foundation, Inc.

Exhibit C:	Form of Amendment to Registration Rights Agreement dated November 11, 2008, by and between the Issuer and the investors signatory thereto